UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 6, 2026

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, the following:

1.
On April 6, 2026, a Stock Purchase Agreement (the "Stock Purchase Agreement") has been entered into between IFH Retail Corp. ("IFH Retail"), as seller, and IFS and InRetail Perú Corp. ("InRetail"), as purchasers, by virtue of which: (a) IFS has acquired fifty per cent (50%) of the shares representing the corporate capital of IXP Holding Corp. ("IXP Holding"); and (b) InRetail has acquired fifty per cent (50%) of the shares representing the corporate capital of IXP Holding; for a total amount of US$130 million. Pursuant to the parties' agreement, the Stock Purchase Agreement is effective as of April 1, 2026. Pursuant to this transaction, IFS and InRetail have acquired indirectly a hundred per cent (100%) of the shares representing the corporate capital of InFinance XP S.A. (formerly Financiera Oh! S.A.).

2.
On April 6, 2026, IFS and InRetail have issued the press release attached as an exhibit to this Form 6-K.

Exhibit	Description
99.1	Press Release

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 6, 2026	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel